Exhibit 99.1

Press Release

GasLog Ltd. declares dividend

MONACO — Nov. 21, 2012 — GasLog Ltd. ("GasLog") (NYSE: GLOG) has on November 20, 2012 declared a quarterly cash dividend of $0.11 per common share payable on December 17, 2012 to all stockholders of record as of December 3, 2012.

All future dividend declarations and amounts remain subject to the discretion of GasLog’s Board of Directors.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 10 wholly-owned LNG carriers, including two ships delivered in 2010 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Henrik Bjerregaard (CFO, GasLog, Monaco)

Phone: +377 9797 5119

Thor Knappe (GasLog, Monaco)

Phone: +377 9797 5117

Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)

Email: ir@gaslogltd.com